UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
PetSmart, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
716768106
(CUSIP Number)

Kent Lawson
Longview Asset Management, LLC
222 N. LaSalle St., Suite 2000
Chicago, Illinois 60601
(312) 236-6300

Michael A. Nemeroff, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
(312) 609-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Longview Asset Management, LLC / 36-4245844
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	—
	8. Shared Voting Power	8,214,170(1)
	9. Sole Dispositive Power	—
	10. Shared Dispositive Power	8,214,170 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,214,170 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	8.3%
14.	Type of Reporting Person (See Instructions) IA

(1) Of this amount, the Reporting Person may be deemed to have beneficial ownership of 789,579 shares as a result of certain provisions contained in the Interim Investors Agreement described in this Schedule 13D/A.  The filing of this Schedule 13D/A shall not be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 716768106

This Amendment No. 5 to Schedule 13D (the “Schedule 13D”) is being filed by Longview Asset Management, LLC (“Longview” or the “Reporting Person”) and amends and supplements that certain Schedule 13D initially filed on May 29, 2009 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on February 5, 2014, Amendment No. 2 to Schedule 13D filed on May 28, 2014, Amendment No. 3 to Schedule 13D filed on July 7, 2014, and Amendment No. 4 to Schedule 13D filed on December 5, 2014 (the Original Schedule 13D as amended by Amendment Nos. 1 through 4 is referred to herein as the “Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.  Except as amended or supplemented below, the information set forth in the Schedule 13D remains unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

It is anticipated that the funding for the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 14, 2014, among Argos Holdings Inc. (“Parent”), Argos Merger Sub Inc. (“Merger Sub”) and PetSmart, Inc. (the “Issuer”), which are described in Item 4 below, will consist of (i) equity financing in the form of up to approximately $1.83 billion in cash to be contributed to Parent by BC Partners, La Caisse de dépôt et placement du Québec, affiliates of GIC Special Investments Pte Ltd, and affiliates of StepStone Group LP; and (ii) debt financing of approximately $6.20 billion and a $750 million senior secured ABL facility to be provided by Citigroup Global Markets, Nomura Securities International, Inc., Jefferies Finance LLC, Barclays Bank PLC and Deutsche Bank AG and, in some cases, certain of their affiliates.  In addition, the Reporting Person, on behalf of its clients, will contribute the Rollover Shares (as defined in Item 4 below) to Parent immediately prior to the Effective Time (as defined in the Merger Agreement) in exchange for equity interests in Parent.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby supplemented by the addition of the following disclosure:

Merger Agreement.  On December 14, 2014, the Issuer announced in a press release (included as Exhibit 99.1 and incorporated by reference herein) that the Issuer, Parent and Merger Sub had entered into the Merger Agreement, pursuant to which, at the Effective Time (as defined therein), Merger Sub will be merged with and into the Issuer (the “Merger”) and each share of the Issuer’s Common Stock outstanding immediately prior to the Effective Time (the “Shares”), other than Dissenting Shares (as defined in the Merger Agreement) and Shares owned by the Issuer, Parent and any direct or indirect holding company of Parent, including the Shares subject to the Rollover Agreement (as defined below), shall be converted into the right to receive $83.00 in cash. Consummation of the Merger is subject to approval of the Issuer’s stockholders and certain additional conditions.  The foregoing description of the Merger Agreement in this Item 4 is qualified in its entirety by reference to the Merger Agreement included as Exhibit 99.2 and incorporated by reference herein.

Voting Agreement.  Concurrently with the execution of the Merger Agreement, the Issuer, Parent and the Reporting Person entered into a Voting Agreement, dated as of December 14, 2014 (the “Voting Agreement”).  Pursuant to the Voting Agreement, the Reporting Person has agreed to, at any meeting of the stockholders of the Issuer at which approval and adoption of the Merger Agreement is to be voted upon, (i) be present (in person or by proxy) at such meeting, (ii) vote the Owned Shares (as defined therein) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby, and (iii) vote against any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement that is not approved by the Board of Directors of the Issuer (an “Opposing Proposal”). In addition, the Reporting Person has agreed not to solicit proxies with respect to an Opposing Proposal.  The Reporting Person also agreed to certain restrictions on transfer of the Owned Shares during the term of the Voting Agreement.  As of December 14, 2014, the Owned Shares included 7,424,591 Shares, which was approximately 7.5% of the total outstanding Shares (based on 99,431,417 Shares reported outstanding as of December 12, 2014 (as represented in the Merger Agreement)). The Voting Agreement does not include Shares held by the Reporting Person on behalf of charitable foundation clients that were subject to a Rule 10b5-1(c) sales plan previously filed as an exhibit to Amendment No. 4 to the Reporting Person’s Schedule 13D filed on December 5, 2014.  The Voting Agreement would terminate upon, among other

CUSIP No. 716768106

things, the termination of the Merger Agreement, a Change in Recommendation (as defined in the Merger Agreement), or any amendment of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration (as defined in the Merger Agreement).  The foregoing description of the Voting Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Voting Agreement included as Exhibit 99.3 and incorporated by reference herein.

Rollover Agreement.  Concurrently with the execution of the Merger Agreement, the Reporting Person and Parent entered into a Rollover Commitment Letter, dated December 14, 2014 (the “Rollover Agreement”). Pursuant to the Rollover Agreement, the Reporting Person agreed, subject to the terms and conditions of the Rollover Agreement, to cause 3,012,050 Shares owned by certain clients of the Reporting Person (the “Rollover Shares”), to be transferred and contributed, immediately prior to the Closing (as defined in the Merger Agreement), to Parent in exchange for equity interests of Parent (the “Rollover Commitment”).  With certain exceptions, the Rollover Agreement would terminate upon, among other things, the valid termination of the Merger Agreement or one year after the End Date (as defined in the Merger Agreement).  The foregoing description of the Rollover Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Rollover Agreement included as Exhibit 99.4 and incorporated by reference herein.

Interim Investors Agreement.  Concurrently with the execution of the Merger Agreement, the Reporting Person, Parent, Kokoro Investment Pte Ltd., Caisse de dépôt et placement du Québec, StepStone K Strategic Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Capital Partners III, L.P. and StepStone Capital Partners III Offshore Holdings, L.P. and BC European Capital IX-1 to 11 LP (the “Investors”) entered into an Interim Investors Agreement, which will govern certain actions of Parent and the Investors with respect to the Merger Agreement, the Rollover Agreement, certain equity commitment letters and the transactions contemplated by the foregoing. Pursuant to the Interim Investors Agreement, the Majority Holder (as defined therein) may cause Parent to take or refrain from taking any action with respect to the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions. The Interim Investors Agreement also provides for the sharing among the Investors (other than Longview) of the termination fee that may become payable by the Issuer to Parent. The foregoing description of the Interim Investors Agreement disclosed in this Item 4 is qualified in its entirety by reference to the Interim Investors Agreement included as Exhibit 99.5 and incorporated by reference herein.

The purpose of the Transactions is to acquire all of the outstanding Shares. If the Merger is consummated, the Shares will be delisted from Nasdaq and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by Parent.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) are hereby amended to read as follows:

(a) - (b) (i) The Reporting Person may be deemed to beneficially own 8,214,170 Shares as of December 18, 2014, representing approximately 8.3% of the outstanding Shares, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 99,431,417 Shares issued and outstanding as of December 12, 2014 as represented in the Merger Agreement).  Of this amount, the Reporting Person may be deemed to beneficially own (i) 7,424,591 Shares, representing approximately 7.5% of the outstanding Shares by virtue of its management of Longview Client accounts, and (ii) 789,579 Shares held by other Investors as a result of certain provisions contained in the Interim Investors Agreement described in Item 4 above.  The Reporting Person disclaims any beneficial ownership of the 789,579 Shares held by other Investors, and nothing herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of such Shares.

Item 5(c) is hereby supplemented to include the following information:

(c)  The following are transactions in the Common Stock that were effected since the most recent amendment to the Schedule 13D by the Reporting Person:

Date	Nature of Transaction	No. of Shares	Price (Per Share)
12/15/2014	Sale	1,542,425	$81.09

CUSIP No. 716768106

The foregoing amount reflects sales of Shares held by the Reporting Person on behalf of charitable foundation clients that were subject to a Rule 10b5-1(c) sales plan previously filed as an exhibit to Amendment No. 4 to the Reporting Person’s Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented to include the information set forth under Item 4 above with respect to the Transactions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION
99.1	Issuer Press Release, dated December 14, 2014 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2014).
99.2
Agreement and Plan of Merger, dated as of December 14, 2014, by and among Argos Holdings Inc., Argos Merger Sub Inc. and PetSmart, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 16, 2014).

99.3
Voting Agreement, dated as of December 14, 2014, among the Reporting Person, Argos Holdings Inc. and PetSmart, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 16, 2014).

99.4	Rollover Commitment Letter, dated December 14, 2014, between the Reporting Person and Argos Holdings Inc.
99.5	Interim Investors Agreement, dated as of December 14, 2014, among the Reporting Person, Argos Holdings Inc. and the other investors named therein.

CUSIP No. 716768106

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2014

LONGVIEW ASSET MANAGEMENT, LLC
By: /s/Aaron Rappaport
Aaron Rappaport, Vice President and Chief Compliance Officer